EXHIBIT 20 Press release dated November 10, 2009

For Immediate Release	November 10, 2009

BOWL AMERICA REPORTS SUMMER QUARTER PROFIT

Bowl America Incorporated today reported a profit for its seasonally slow summer quarter ended September 27, 2009, although it was a decline from the prior year’s first quarter profit of $.02 per share.

Bowling competes with other recreation activities including play-at-home games.  The continuing economic downturn has influenced the public’s caution in spending on other than essentials.  The Company has built cash reserves to weather such conditions, but negligible interest rates have reduced income from those reserves.

Tomorrow the Company will pay a regular quarterly dividend of $.155, a 3% increase over the prior year quarterly dividend and 7% higher than the equivalent period two years ago.  The Company is hopeful that it will be able to make this the 38th consecutive year in its long history of increased regular annual dividends.

Bowl America operates 19 bowling centers and its Class A Common Stock trades on the NYSE Amex Exchange with the symbol BWLA.  A more detailed explanation of results is available in the Company’s S.E.C. Form 10-Q filing, available at the Company’s web site  www.bowlamericainc.com.

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BOWL AMERICA INCORPORATED
Results of Operations
(Unaudited)

	Thirteen	Thirteen
	Weeks Ended	Weeks Ended
	09/27/09	09/28/08
Operating Revenues
Bowling and other	$4,326,333	$4,736,984
Food, beverage and merchandise sales	1,748,877	1,896,956
	6,075,210	6,633,940

Operating expenses excluding
depreciation and amortization	5,730,650	6,162,706
Depreciation and amortization	458,250	464,641
Interest and dividend income	136,129	182,377
Earnings before taxes	22,439	188,970	(1)
Net Earnings	$14,639	$122,970
Weighted average shares
outstanding	$5,141,077	$5,135,690
EARNINGS PER SHARE	.00	.02

(1) Includes $60,000 in expected insurance recovery for the thirteen weeks ended September 28, 2008, not received until June 2009.

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SUMMARY OF FINANCIAL POSITION
(Unaudited)
Dollars in Thousands

	09/27/09	09/28/08
ASSETS
Total current assets including cash and
short-term investment of $10,008 and $8,244	$11,410	$11,232
Property and investments	30,949	31,869
TOTAL ASSETS	$42,359	$43,101

LIABILITIES AND STOCKHOLDERS' EQUITY
Total current liabilities	$3,140	$3,258
Other liabilities	2,297	2,525
Stockholders' equity	36,922	37,318
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$42,359	$43,101